Exhibit 99.1

China New Borun Announces Results of 2012 Annual General Meeting

Beijing, China, January 18 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced that all shareholders resolutions proposed at the Company's 2012 annual general meeting held today at the Company’s headquarters in Shouguang were duly passed. Specifically, the shareholders passed the following resolutions:

•         The re-election of Mr. Hengxiu Song, Mr. Jinmiao Wang, and Mr. Binbin Jiang, as directors of the Company, to hold office until the close of the next annual general meeting.

•         The election of Mr. Wen Jiang and Mr. Xisheng Lu, as directors of the Company, to hold office until the close of the next annual general meeting.

•         The re-appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent auditor for the Company for the fiscal year ending December 31, 2012.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com